Exhibit 11.1:   Statement re:  Computation of Per Share Earnings.


                                                    Three Months Ended            Nine Months Ended
                                                       September 30,                September 30,
                                                    1997           1996          1997          1996
                                                    ----           ----          ----          ----
 Primary:
   Average shares outstanding                      8,087,963     7,993,947      8,087,963     7,993,947
   Net effect of dilutive stock options -- based
       on the treasury stock method using          2,163,222       586,232      2,163,222       586,232
       average market price
 Total common and common stock
       equivalents                                10,251,185     8,580,179     10,251,185     8,580,179
 Net income attributable to common
       shareholders                                $ 250,000     $ 313,000     $1,771,000      $822,000
 Per share amount                                  $   .0244     $   .0365     $   0.1728      $ 0.0958
 Fully diluted
    Average shares outstanding                     8,087,963     7,993,947      8,087,963     7,993,947
    Net effect of dilutive stock options --
        based on the treasure stock method
        using period-end market price, if higher
        than average market price                  2,163,222       637,840      2,163,222       637,840
 Assumed conversion of Class A convertible
       Preferred Stock(1)                                 --     1,092,000        940,800     1,092,000
 Total                                            10,251,185     9,723,787     11,191,985     9,723,787
 Net Income                                        $ 250,000     $ 336,000     $1,880,000      $890,000
 Per share amount                                  $   .0244     $   .0346      $   .1680      $  .0915



(1) Conversion would be anti-dilutive and, therefore, not applicable.